Exhibit 99.6

Majestic Ideal Holdings Limited Announces Pricing of Initial Public Offering and Listing on Nasdaq

NEW YORK, July 17, 2025 (GLOBE NEWSWIRE) -- Majestic Ideal Holdings Limited (Nasdaq: MJID) (the “Company”), a provider of SCM services in the apparel industry delivering one-stop solution, today announced the pricing of its initial public offering (the “Offering”) of 2,500,000 ordinary shares (the “Ordinary Shares”) on July 17, 2025, at a price of $6.00 per Ordinary Share. The Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on July 18, 2025 under the symbol “MJID.”

The Offering is expected to close on July 21, 2025, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds to procure raw materials used in textile and garment manufacturing, to broaden the customer base and develop new customers, to enhance efficiency and SCM service capabilities, to explore and introduce eco-friendly and sustainable raw materials and to broaden the sourcing chain and to fund general working capital needs.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 375,000 Ordinary Shares of the Company, at the Offering price, less underwriting discounts.

Craft Capital Management, LLC and WestPark Capital, Inc. are the representatives of the underwriters (the “Underwriters”) for the Offering.

Loeb & Loeb LLP is acting as U.S. legal counsel to the Company and Haneberg Hurlbert PLC is acting as legal counsel to the Underwriters for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333- 282499) previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2025. The Offering is being made only by means of a prospectus. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-282499), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Majestic Ideal Holdings Limited

Majestic Ideal Holdings Limited is a provider of SCM services in the apparel industry delivering one-stop solution to its customers for a broad range of yarn products, textiles and finished garments. The company’s service offerings encompass every key aspect of the supply chain of these products: market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management. Through its integrated capabilities, the company provides end-to-end supply chain solutions that are tailored to meet its customers’ unique needs.

Contacts

Majestic Ideal Holdings Limited Investor Relations Contact:

Majestic Ideal Holdings Limited
22/F, China United Plaza,
1008, Tai Nan West Street,
Cheung Sha Wan, Kowloon, Hong Kong
(+852) 3915 2600
Email: ir@mcegroup.com

Underwriter Inquiries:

Craft Capital Management, LLC
377 Oak St.
Lower Concourse
Garden City, NY 11530
Email: info@craftcm.com

WestPark Capital, Inc.
1800 Century Park East
Suite 220
Los Angeles, CA 90067
Email: jstern@wpcapital.com